FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For November 25, 2015

Commission File Number: 001-34718

The Royal Bank of Scotland plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO, OR TO ANY PERSON RESIDENT AND/OR LOCATED IN, ANY JURISDICTION WHERE SUCH RELEASE, PUBLICATION OR DISTRIBUTION IS UNLAWFUL

NOVEMBER 25, 2015

THE ROYAL BANK OF SCOTLAND PLC CASH TENDER OFFER

FOR CERTAIN U.S. DOLLAR SECURITIES: ANNOUNCEMENT OF FINAL RESULTS

On November 17, 2015, The Royal Bank of Scotland plc (the "Offeror") invited holders of the securities listed below (the "Securities") to tender any and all of their Securities for purchase by the Offeror for cash (the "Offers") on the terms of, and subject to the conditions contained in, a tender offer memorandum dated November 17, 2015  (the "Tender Offer Memorandum"). Capitalized terms not otherwise defined in this announcement have the same meaning as assigned to them in the Tender Offer Memorandum.

Further to such invitation, the Offeror announced at 11:00 a.m. (New York City time) on November 24, 2015 the Purchase Price in respect of each series of Securities. According to information provided by the Tender Agent for the Offers, U.S.$802,198,000 aggregate principal amount of the 2020 Notes and U.S.$526,923,000 aggregate principal amount of the 2021 Notes were validly tendered by the Expiration Deadline and not validly withdrawn, which amounts include U.S.$1,848,000 aggregate principal amount of the outstanding 2020 Notes and U.S.$246,000 aggregate principal amount of the 2021 Notes that remain subject to the guaranteed delivery procedures described in the Tender Offer Memorandum.

The following table sets forth certain information relating to pricing of the Offers, as announced yesterday, November 24,  2015, as well as results of the Offers.

Title of Security	ISIN	CUSIP	Principal Amount Outstanding	Fixed Spread	Purchase Price	Aggregate Principal Amount Accepted for Purchase
5.625% Senior Notes due 2020	US78010XAE13	78010XAE1	U.S.$1,232,884,000	+80 basis points	U.S.$1,140.90	U.S. $802,198,000
6.125% Senior Notes due 2021	US78010XAK72	78010XAK7	U.S.$847,971,000	+85 basis points	U.S.$1,172.82	U.S.$526,923,000

FURTHER INFORMATION

Lucid Issuer Services Limited has been appointed by the Offeror as Tender Agent (the "Tender Agent") for the purposes of the Tender Offer.

RBS Securities Inc., an affiliate of the Offeror, has been appointed as Global Arranger and Lead Dealer Manager in connection with the Offers. Deutsche Bank Securities Inc. and UBS Limited have been appointed as Joint Dealer Managers for the purposes of the Offers (the Joint Dealer Managers together with the Global Arranger and Lead Dealer Manager and, where the context so requires, each of their respective affiliates, the "Dealer Managers").

Requests for information in relation to the Offers should be directed to:

GLOBAL ARRANGER AND LEAD DEALER MANAGER

RBS Securities Inc.

600 Washington Boulevard
Stamford, CT 06901
United States
Attention: Liability Management
Email: USliabilitymanagement@rbs.com
+1 (203) 897-2963

JOINT DEALER MANAGERS

Deutsche Bank Securities Inc. 60 Wall Street New York, NY 10005 United States Attention: Liability Management Group +1 (866) 627-0391 (toll free) +1 (212) 250-2955 (collect)	UBS Limited 1 Finsbury Avenue London EC2M 2PP United Kingdom Attention: Liability Management Group +1 (888) 719-4210 (toll free) +1 (203) 719-4210 (collect)
TENDER AGENT Lucid Issuer Services Limited Tankerton Works 12 Argyle Walk London WC1H 8HA United Kingdom +44 20 7704 0880 Facsimile: +44 20 7067 9098 Attention: David Shilson Email: rbs@lucid-is.com
NOTICE

Subject to applicable law, the Offeror or any of its affiliates may at any time and from time to time following completion of the Offers purchase remaining outstanding Securities by tender, in the open market, by private agreement or otherwise on such terms and at such prices as the Offeror or, if applicable, its affiliates may determine. Such terms, consideration and prices may be more or less favorable than those offered pursuant to the Offers.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 25 November 2015

THE ROYAL BANK OF SCOTLAND plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary